EXHIBIT 99.1

Alvarion (in Receivership) Requests Court to Approve Sale of Certain Assets and Controlling Interest of the Company

Court Grants Motion to Extend Company's Operating Plan Until August 30, 2013

ROSH HAYAIN, Israel, Aug. 25, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in Receivership) (Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that Mr. Yoav Kfir, the court-appointed Receiver, submitted a motion to the District Court of Tel Aviv – Yaffo requesting the Court to approve the sale of the Company and certain assets to Valley Telecom Ltd.

Valley Telecom offered to buy the Company's assets and activity, excluding its patents, for an immediate payment of $1.5 million, plus milestone payments of a minimum of $1.8 million payable within 12 months. Additional payments, above the guaranteed $1.8 million, will be received, subject to the sale by Valley Telecom of the Company's existing inventory and the collection of accounts receivables. The court-appointed Receiver expects the value of these assets, and consequently the milestone payments to be received from Valley Telecom, to be higher than the minimum agreed payment of $1.8 million.

Separately, Valley Telecom offered to pay $0.5 million for newly-issued shares representing 75% of the Company's outstanding ordinary shares. Under the terms of the offer, the court-appointed Receiver will receive newly-issued shares representing 15% of the Company's outstanding ordinary shares, while the Company's existing ordinary shares (total of approximately 9.3 million shares) will be diluted to represent 10% of the Company's outstanding ordinary shares.

Of the four offers submitted during the bidding process, the court-appointed Receiver believes that the offer made by Valley Telecom is the superior one and is therefore asking the Court to approve it, or alternatively schedule an emergency hearing on the matter, to be held by August 29, 2013.

In addition, the court-appointed Receiver will continue his efforts to separately sell the Company's patents. To date, an offer has already been received from Wi-LAN Inc. to acquire the Company's patents for approximately $0.6 million.

The court-appointed Receiver estimates that these offers will enable the repayment of approximately 50% of the Company's debt that, based on information received by the court-appointed Receiver from the Company, amounts to a total of $23 million.

Separately, the Court granted the court-appointed Receiver's motion submitted on August 22, 2013, to extend the Company's operating plan until August 30, 2013, to allow the continued business operation of the Company.

About Alvarion

Alvarion Ltd. (in Receivership) (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties, including without limitation: the process and outcome of the receivership, including the ability to consummate a sale of the Company and/or its assets; the ability to obtain the Court's approval with respect to motions in the receivership, including approval of any proposed sale of the Company and/or its assets; risks associated with third-party motions to the Court in connection with the receivership; the potential effects of the receivership on the Company's liquidity or results of operations; the Company's ability to maintain contracts that are critical to its operations, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees; changes in external market factors; changes in the Company's business or strategy or an inability to execute its strategy due to changes in its industry or the economy generally; the emergence of new or growing competitors; various other competitive factors; and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F as well as in other filings with the SEC. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements.  Furthermore, the Company cautions that any trading in its ordinary shares while the Company operates under receivership is highly speculative and poses substantial risks. The Company expects that following the approval by the Court of any definitive agreement to buy the Company and/or its assets, which may or may not be granted, current shareholders may be significantly diluted. As a result, the Company believes that its currently outstanding ordinary shares have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         elana.holzman@alvarion.com